UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13D/A

(Amendment No. 5)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Series of Securities)

268648102

(CUSIP number)

Cary I. Klafter

Vice President and Corporate Secretary

Intel Corporation

2200 Mission College Boulevard

Santa Clara, California 95054-1549

(408) 765-8080

______________________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268648102	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intel Corporation 94-1672743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 4,750,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,750,000
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14		TYPE OF REPORTING PERSON CO

* The calculation of the percentage is based on 96,361,325 shares of Class A Common Stock issued and outstanding on July 31, 2009, as reported in VMware’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2009.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 amends and supplements that certain Schedule 13D filed on September 4, 2007, as amended to date (the “Schedule 13D”), by Intel Corporation, a Delaware corporation (“Reporting Person”) with respect to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of VMware, Inc., a Delaware corporation (the “VMware” or the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2. Identity and Background.

Schedule A of the Schedule 13D is amended and restated as attached hereto.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

As of the date of this filing, the Reporting Person beneficially owns 4,750,000 shares of VMware's Common Stock, which represents less than five percent (5%) of VMware's Common Stock as a result of the increase in VMware’s outstanding shares of Common Stock through July 31, 2009 as reported in VMware’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2009.

Item 4 of the Schedule 13D is hereby further amended such that the paragraph in Item 4 beginning with

"Between December 13, 2009 and May 11, 2009" is hereby amended and restated in its entirety by the following:

Between May 20, 2009 and May 26, 2009, Intel Capital, the Reporting Person’s wholly-owned subsidiary, sold an aggregate of 264,634 shares of the Common Stock in the open market, for a total price of $7,566,334 at the per share price ranging from $27.6 to $29.1.

Item 4 of the Schedule 13D is hereby further amended such that the paragraph in Item 4 beginning with “Other than the plan to sell up to 3,750,000 shares of Common Stock” is deleted in its entirety.

Item 4 of the Schedule 13D is hereby further amended such that the paragraph in Item 4 beginning with “Intel Capital currently intends to sell up to” is hereby amended and restated in its entirety by the following:

The Reporting Person presently holds the Common Stock as an investment. Depending upon the Reporting Person’s evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person may from time to time explore opportunities for liquidating a portion of the Common Stock currently held by the Reporting Person, subject to the transfer restrictions contained in the Rights Agreement and the requirements of applicable securities law.

Item 5. Interest in Securities of the Issuer.

The first paragraph appearing after subsection (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

*    The Reporting Person does not directly own the Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act, as amended (the “Act”), the Reporting Person is deemed to own beneficially 4,750,000 shares of the Common Stock that are owned directly by Intel Capital, a wholly-owned subsidiary of the Reporting Person.

The last paragraph appearing after subsection (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

To the best of the knowledge of the Reporting Person, none of the persons listed on Schedule A other than Reed E. Hundt owns any shares of the Common Stock. By virtue of their relationships with the Reporting Person, such persons may be deemed to beneficially own the Common Stock subject to the Common Stock Purchase Agreement and the Rights Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Reed E. Hundt beneficially owns 700 shares of the Common Stock, which represents .000726% of the Common Stock. Mr. Hundt has sole voting power and sole dispositive power over all 700 shares of the Common Stock beneficially held by him. Mr. Hundt acquired such shares of Common Stock in the open market on August 28, 2009 at a price per share of approximately $36.

Item 5 of the Schedule 13D is hereby amended to add the following information:

As of the date of this filing, the Reporting Person beneficially owns 4,750,000 shares of VMware's Common Stock, which represents less than five percent (5%) of VMware's Common Stock as a result of the increase in VMware’s outstanding shares of Common Stock through July 31, 2009 as reported in VMware’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2009.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 22, 2009	INTEL CORPORATION
	By:	/s/ Stacy J. Smith
Name: Stacy J. Smith
Title: Vice President, Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

Present Principal Occupation or
Name	Employment	Present Business Address	Citizenship
Jane E. Shaw	Chairman of the Board	2200 Mission College Blvd. Santa Clara, CA 95054	U.S.A./U.K.

Paul S. Otellini	President and Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95054	U.S.A.

Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	1875 Pennsylvania Avenue, NW Washington, DC 20006	U.S.A.

Susan L. Decker	Entrepreneur-in-Residence Harvard Business School	Harvard Business School Soldiers Field Boston, MA 02163	U.S.A.

John J. Donahoe	President and Chief Executive Officer, eBay	2145 Hamilton Avenue San Jose, CA 95125	U.S.A.

Reed E. Hundt	Principal, Charles Ross Partners, LLC	1909 K Street NW, Suite 820 Washington, DC 20006	U.S.A.

James D. Plummer	John M. Fluke Professor of Electrical Engineering; Frederick E. Terman Dean of the School of Engineering, Stanford University	Stanford University Terman 214, Mail Code 4027 Stanford, CA 94305	U.S.A.

David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	201 Spear Street, Suite 1150 San Francisco, CA 94105	U.S.A.

John L. Thornton	Professor and Director of Global Leadership Tsinghua University in Beijing	712 Fifth Avenue, 23rd Floor New York, NY 10019	U.S.A.

Frank Yeary	Vice Chancellor University of California Berkeley	200 California Hall #1500 Berkeley, CA 94720	U.S.A.

David B. Yoffie	Max and Doris Starr Professor of International Business Administration, Harvard Business School	Harvard Business School Morgan Hall 215, Soldiers Field Park Rd. Boston, MA 02163	U.S.A.

Non-Director Executives:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
Andy D. Bryant	Executive Vice President Finance and Enterprise Services Chief Administrative Officer	2200 Mission College Blvd. Santa Clara, CA 95054	U.S.A.

Sean M. Maloney	Executive Vice President General Manager, Chief Sales and Marketing Group Chief Sales and Marketing Officer	2200 Mission College Blvd. Santa Clara, CA 95054	U.K.

David Perlmutter	Executive Vice President General Manager, Mobility Group	2200 Mission College Blvd. Santa Clara, CA 95054	U.S.A.

Arvind Sodhani	Executive Vice President President, Intel Capital	2200 Mission College Blvd. Santa Clara, CA 95054	U.S.A.

Robert J. Baker	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054	U.S.A.

William M. Holt	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054	U.S.A.

Stacy J. Smith	Vice President Chief Financial Officer	2200 Mission College Blvd. Santa Clara, CA 95054	U.S.A.

Thomas M. Kilroy	Vice President General Manager, Digital Enterprise Group	2200 Mission College Blvd. Santa Clara, CA 95054	U.S.A.